STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

POWER OF THE DREAM VENTURES, INC.

Power of the Dream Ventures, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST:  That, (i) by unanimous written consent of the Board of Directors of the Company dated as of October 26, 2011 resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of the Company, declaring said amendment to be advisable, and calling for its submission for approval by written consent to the holders of a majority of the issued and outstanding shares of the Company entitled to vote thereon, and (ii) by the written consent of shareholders owning more than 59.81% of the issued and outstanding shares of Common Stock of the Corporation dated as of October 26, 2011, resolutions were duly adopted setting forth the text of a proposed amendment to the Certificate of Incorporation of the Company, declaring said amendment to be advisable, and approving the adoption of the proposed amendment and its filing with the Secretary of State of the State of Delaware.

The resolution setting forth the proposed amendment is as follows: That at a meeting of the Board of Directors of Power of the Dream Ventures, Inc. (the “Company”) resolutions were duly adopted setting forth a proposed amendment (the “Amendment”) of the Certificate of Incorporation of the Company, declaring said Amendment to be advisable, and directing that the Company receive a written consent executed by the holders of a majority of the issued and outstanding shares of common stock of the Company entitled to vote upon the Amendment.  The resolution setting forth the proposed amendment is as follows:

RESOLVED: that the Certificate of Incorporation of the Company be amended by changing the Article thereof numbered FOURTH so that as amended, said article shall be and read as follows:

FOURTH:  (a) The total number of shares of stock the Company shall have authority to issue is 260,000,000; of which 250,000,000 shall be common stock, par value $.001 per share and 10,000,000 of which shall be preferred stock $.0001 per share. Subject to the limitations prescribed by law, the board of directors of the Company is hereby authorized to issue the preferred stock from time to time in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors. Subject to the powers, preferences, and rights of any series of preferred stock, having any preference or priority over, or rights superior to, the common stock shall have and possess all powers and voting and other rights pertaining to the stock of this Company and each share of common stock shall be entitled to one vote.

(b)  There is hereby created a class of two million (2,000,000) shares of Series A Preferred Stock, par value $0001 per share (the “Series A Preferred”), having the following characteristics:

(i)

each Series A Preferred share shall have forty (40)  votes and shall vote together with the shares of the Company’s common stock on all matters presented to the Company shareholders for a vote;

(ii)

at the option of the holder of a Series A Preferred share, each share of Series A Preferred shall be convertible into twelve (12) shares of the Company’s common stock at a rate of 12 shares of common stock for each share of Series A Preferred in accordance with the following timetable: one hundred thousand (100,000) shares of Series A Preferred may be converted each calendar year beginning with the calendar year January 1, 2014, such that each Holder may convert 100,000 Series A Preferred into 1,200,000 shares of common stock on January 1, 2014 and an additional 100,000 shares of Series A Preferred on each January 1 thereafter until all Series A Preferred have been converted; and further provided, that the right of conversion shall be cumulative and not expire until all shares of Series A Preferred have been converted;

(iii)

each share of Series A Preferred shall participate in all distributions or dividends of the Company on an “as if” fully converted basis except that (1) in the event of any stock dividend or other equity distribution by the Company of (1) its own shares or (2) of the shares of common stock or other form of equity, such as but not limited to warrants, options or rights, of any other corporation or entity that are owned by the Company, each Series A Preferred share shall receive fifteen (15) shares of common stock or the equivalent in any other form of equity, and (2) on liquidation of the Company the holder of each Series A Preferred share shall first be paid the par value of the share of Series A Preferred, and then participate on an “as if” fully converted basis with all holders of issued and outstanding shares of common stock participating in the liquidating distribution, in full satisfaction of all  liquidation preferences under the Amendment;

(iv)

each share of Series A Preferred shall not be entitled to any right of redemption;

(v)

each share of Series A Preferred shall not be entitled to pre-emptive right with respect to any subsequent issue of securities by the Company;

(vi)

each holder of a Series A Preferred share shall be entitled to receive all Company reports sent to the holders of the Company’s common stock;

(vii)

each share of Series A Preferred shall bear a restricted legend prohibiting sale, transfer or other disposition of the shares represented by the certificate except in accordance with all applicable Federal and state securities laws.

SECOND:

That thereafter pursuant to resolution of the Board of Directors of the Company, a written consent dated October 26, 2011 (the “Written Consent”) executed by the holders of a majority of the issued and outstanding shares of common stock entitled to vote on the Amendment was duly and validly executed and delivered to the Company in accordance with Section 228 of the General Corporation Law of the State of Delaware and that pursuant to the Written Consent the necessary number of shares as required by statute were voted in favor of the Amendment.

THIRD:  That the Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed this 26th day of January 2012.

By: /s/ Viktor Rozsnyay Authorized Officer Title: President and CEO Name: Viktor Rozsnyay Print or Type